UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Infusive US Trust

Address of Principal
Business Office:	60 East 42nd Street, Suite 1840
New York, NY 10165

Telephone Number:	(646) 585-9612

Name and Address of Agent
for Service of Process:	Corporation Service Company
251 Little Falls Drive
Wilmington, DE 19808

With copies to:	Peter J. Shea, Esq.
K&L Gates LLP
599 Lexington Ave
New York, NY 10022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: YES ☐    NO ☒

Item 1.	Exact Name of registrant.

Infusive US Trust

Item 2.	Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

Registrant was organized under the laws of the state of Delaware on July 10, 2018.

Item 3.	Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

Registrant is organized as a Delaware statutory trust.

Item 4.	Classification of registrant (face amount certificate company, unit investment trust, or management company).

Registrant is a management company.

Item 5.	If registrant is a management company:

(a)	state whether registrant is a “closed-end” company or an “open-end” company;

Registrant is an open-end company.

(b)	state whether registrant is registering as a “diversified” company or a “non-diversified” company (read Instruction 4(i) carefully before replying).

Registrant is registering as a diversified company.

Item 6.	Name and address of each investment adviser of registrant.

Infusive Asset Management, LLC

60 East 42nd Street, Suite 1840

New York, NY 10165

Item 7.	If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

Neil Duncan 60 East 42nd Street, Suite 1840 New York, NY 10165	Initial Trustee
Andrea Ruggeri 60 East 42nd Street, Suite 1840 New York, NY 10165	President
Conrad Levy 60 East 42nd Street, Suite 1840 New York, NY 10165	Treasurer

Item 8.	If registrant is an unincorporated investment company not having a board of directors:

(a)	state the name and address of each sponsor of registrant;

Not Applicable

(b)	state the name and address of each officer and director of each sponsor of registrant;

Not Applicable

(c)	state the name and address of each trustee and each custodian of registrant.

Not Applicable

Item 9.	(a)	State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

No

(b)	If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

Not Applicable

(c)	If the answer to Item 9(a) is “no” and the answer to Item 9(b) is “not applicable,” state whether registrant presently proposes to make a public offering of its securities (yes or no).

Yes

(d)	State whether registrant has any securities currently issued and outstanding (yes or no).

No

(e)	If the answer to Item 9(d) is “yes,” state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant’s outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant’s outstanding voting securities.

No applicable.

Item 10.	State the current value of registrant’s total assets.

$0.00

Item 11.	State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

No

Item 12.	Attach as an exhibit a copy of the registrant’s last regular periodic report to its securityholders, if any.

Not Applicable

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of New York, State of New York on the 25th day of February, 2019.

Infusive US Trust

By: /s/ Neil Duncan

Neil Duncan

Initial Trustee

Attest: /s/ Conrad Levy

Conrad Levy

Treasurer

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